SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to _________.

Commission file number ~~0-25188~~ 1-14667

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Washington Mutual, Inc. WaMu Savings Plan
1191 Second Avenue, SAS0106
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1201 Third Avenue
Seattle, Washington 98101

Total number of pages is 15

Exhibit Index is on page 14

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2004 AND 2003,
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2004, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

TABLE OF CONTENTS

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Human Resources Committee of the Board of Directors of the Company
Washington Mutual, Inc.

We have audited the accompanying statements of net assets available for benefits of the Washington Mutual, Inc. WaMu Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Seattle, Washington
June 17, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Investments:		
Investments held in funds, at fair value	$ 1,243,322,441	$ 1,050,778,032
Washington Mutual, Inc. common stock	288,838,944	269,333,544
Investments held in individually directed portfolios	135,796,492	128,793,665
Loans receivable from participants	13,690,745	1,589,026
Total investments	1,681,648,622	1,450,494,267
Receivables:		
Participant contributions	4,595	753,130
Employer contributions	990,523	63,950,323
Interest and dividends	-	207,947
Due from broker for securities sold	116,198	341,308
Total receivables	1,111,316	65,252,708
Cash	-	4,991,151
Total assets	1,682,759,938	1,520,738,126
LIABILITIES:		
Due to broker for securities purchased	146	4,548,068
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,682,759,792	$1,516,190,058

See notes to financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Net appreciation (depreciation) in fair value of investments		
Common/collective fund	$ (596,472)	$ (336,846)
Washington Mutual, Inc. common stock	13,389,776	36,326,014
Mutual funds	86,183,420	175,097,930
Individually directed portfolios	5,034,641	25,121,869
Interest and dividend income	35,096,378	21,014,292
	139,107,743	257,223,259
Contributions:		
Participant	163,202,593	151,521,209
Employer	72,601,171	104,239,556
	235,803,764	255,760,765
Total additions	374,911,507	512,984,024
DEDUCTIONS:		
Benefits paid to participants	(207,105,423)	(136,629,030)
Administrative expense	(1,236,350)	-
Total deductions	(208,341,773)	(136,629,030)
Net increase	166,569,734	376,354,994
Transfer from acquired plans	-	4,134,090
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	1,516,190,058	1,135,700,974
End of the year	$1,682,759,792	$ 1,516,190,058

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the Washington Mutual, Inc. WaMu Savings Plan (formerly the Retirement Savings and Investment Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. All employees of Washington Mutual, Inc. and its subsidiaries (the "Company") are eligible to participate in the Plan on the first day of the month coinciding with or following their employment, but must meet additional criteria to be eligible for employer matching contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan.

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 50% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). Participants age 50 or older may make additional catch-up contributions, subject to the limitations of the IRC. After completion of 12 months of service, participant contributions are 100 percent matched by the Company on the first three percent of eligible pay contributed by the participant plus 50 percent on the next two percent contributed. Matching contributions are made each pay period. Matching contributions are intended to qualify as a safe harbor matching contribution under the Internal Revenue Code.

Company contributions have been made in cash and Company stock and were invested as directed by the participants into various investment options. Effective February 16, 2004, all contributions were made in cash. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds relative to the account balances of all participants.

Vesting: Participants are vested immediately in their contributions, post 2003 matching contributions and actual earnings thereon. Vesting in the Company's pre-2004 matching contribution accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
1	0%
2	25%
3	50%
4	75%
5	100%

Account balances related to merged plans will continue to vest in accordance with the provisions of the relevant predecessor plans.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions monthly and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds.

Harris Stable Income Fund (through August 31, 2004)
Fidelity Managed Income Portfolio II Class 3 Fund
WM Equity Income Fund
WM Growth & Income Fund
WM West Coast Equity Fund
WM Growth Fund
WM Mid Cap Stock Fund
WM Small Cap Growth Fund
WM International Growth Fund
Washington Mutual, Inc. Common Stock Fund – ESOP
WM Strategic Growth Portfolio
WM Conservative Growth Portfolio
WM Balanced Portfolio
WM Conservative Balanced Portfolio
WM Flexible Income Portfolio
WM Dime Bancorp Litigation Tracking Warrants (closed to new purchases)
BrokerageLink at Fidelity Investments (Individually Directed Portfolio or IDP)

Participant Loans: In previous years, the Plan did not provide for participant loans except for participant loans that were transferred to the Plan as a result of plan mergers. Effective October 1, 2004, the Plan provides for participant loans. A participant is permitted to borrow up to the lesser of 50% of his vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years. Only one outstanding loan is allowed at any time for each participant. In addition, participant loans can only be funded with employee contributions.

The loans are secured by the vested account balances and bear interest at a rate equal to prime rate plus 1% in effect as of the first day of each calendar quarter. As of December 31, 2004, the range of interest rates was from 3.82% to 11.00%. Principal and interest is repaid through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: Effective October 2003, the PAC of the Plan is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the Administration Committee is authorized and directed to charge a fee to each participant who receives a distribution and a fee to any former participant who maintains an IDP account or the BrokerageLink account. The Plan Administration Committee may determine the distribution fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of non-vested Company contributions for terminated participants are used to reduce future Company contributions or pay plan expenses. At December 31, 2004 and 2003, the forfeiture balance totaled $4,450,011 and $228,571, respectively. Employer contributions were reduced by $0 in 2004 and $6,181,041 in 2003.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan except to the extent they are paid from participant accounts. Transaction fees for the BrokerageLink and trading of the Washington Mutual, Inc. Common Stock fund are paid by the participants. The total administrative expenses paid from the Plan amounted to $1,236,350 in 2004.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting. Certain prior year amounts have been reclassified to conform to the 2004 presentation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. The Fidelity Managed Income Portfolio II, Class 3 is a commingled pool which is valued daily and the net asset value per unit is calculated as of the close of business of the New York Stock Exchange. The Stable Income Fund is estimated by management based on the unit value of the fund derived from the fair value of the underlying assets, substantially all of which are based on estimated fair market value. The Company's stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2004	2003
Washington Mutual, Inc. Common Stock Fund – ESOP	$ 288,838,944	$ 269,333,544
WM Growth & Income Fund	302,008,535	290,170,459
WM Equity Income Fund	148,845,504	105,680,335
WM West Coast Equity Fund	242,849,323	200,644,417
Fidelity Managed Income Portfolio II, Class 3 Fund	220,783,577	-
WM Money Market Fund	-	149,801,233
Harris Bank, NA Stable Income Fund	-	76,840,533

NOTE 4: BENEFITS PAYABLE TO PARTICIPANTS

As of December 31, 2004 and 2003, net assets available for benefits included benefit payments of $0 and $832,153, respectively, due to participants who had withdrawn from participation in the Plan, but not yet been paid.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by WM Advisors, Inc., a subsidiary of New American Capital, Inc., a Washington Mutual, Inc. subsidiary, by Harris Trust Company who was also the Plan trustee until August 31, 2004 and by Fidelity Management Trust Company who became the current Plan trustee effective September 1, 2004. These entities qualify as parties-in-interest. Administrative fees paid by the Plan to parties-in-interest amounted to $393,926 and $0 for the years ended December 31, 2004 and 2003, respectively.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS

The Pioneer Savings Bank Employee Stock Ownership Plan (the "Pioneer ESOP") was sponsored by Pioneer Savings Bank, which was acquired by Washington Mutual Bank in 1993, and assets of $4,134,090 were transferred to the Plan in October 2003 when the plans were merged.

NOTE 8: TAX STATUS

The Plan administrator obtained a determination letter dated August 12, 2004 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2004

Description	Shares/ Par Value	Fair Value
Investments held in funds:		
Equities:		
Washington Mutual, Inc. Common Stock Fund – ESOP*	6,831,574	$ 288,838,944
WM Dime Bancorp Litigation Tracking Warrants*	323,894	61,540
Common/Collective fund:		
Fidelity Managed Income Portfolio II, Class 3 Fund*	220,783,577	220,783,577
Fidelity Retirement Money Market Fund*	4,450,011	4,450,011
WM Equity Income Fund*	7,748,334	148,845,504
WM Growth & Income Fund *	12,207,297	302,008,535
WM West Coast Equity Fund *	6,426,285	242,849,323
WM Growth Fund *	1,443,368	22,242,307
WM Mid Cap Stock Fund *	2,428,703	43,255,195
WM Small Cap Growth Fund *	2,489,637	36,572,768
WM International Growth Fund *	2,430,850	24,357,122
WM Strategic Growth Portfolio *	2,569,719	47,411,307
WM Conservative Growth Portfolio *	2,036,367	34,394,233
WM Balanced Portfolio *	2,883,682	46,369,611
WM Conservative Balanced Portfolio *	940,191	11,113,059
WM Flexible Income Portfolio *	4,156,620	58,608,349
Investments held in BrokerageLink at Fidelity Investments*		135,796,492
Loans receivable from participants*		13,690,745
Total		$ 1,681,648,622

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

By: Human Resources Committee of Washington Mutual, Inc. Board of Directors, as Plan Administrator

Date: June 24, 2005

Daryl D. David, Executive Vice President
of Washington Mutual, Inc.

INDEX OF EXHIBIT

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-69503 and No. 33-86840 of Washington Mutual, Inc. on Form S-8 of our report dated June 17, 2005, appearing in this Annual Report on Form 11-K of Washington Mutual, Inc. WaMu Savings Plan for the years ended December 31, 2004 and 2003.

Moss Adams LLP

Seattle, Washington
June 24, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world